Exhibit 99.3
Rio Tinto plc
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release
Rio Tinto prices US$3.5 billion of fixed rate bonds
14 April, 2009
Rio Tinto today priced US$2.0 billion of 5-year and US$1.5 billion of 10-year SEC registered securities. The bonds were issued by Rio Tinto Finance (USA) Limited, with payment of principal and interest fully guaranteed by Rio Tinto plc and Rio Tinto Limited.
The 5-year notes pay a coupon of 8.95 per cent and will mature on 1 May 2014. The 10-year notes pay a coupon of 9.00 per cent and will mature on 1 May 2019.
Rio Tinto’s chief financial officer Guy Elliott said: “With the bond markets open for business it makes sense for us to be taking advantage of the opportunity. We have had a high level of interest and are very pleased with the outcome. This issue is part of ‘business as usual’ capital management and the normal process of terming out existing debt facilities.”
A copy of the prospectus relating to the offering of the fixed rate bonds can be obtained from the Company at the registered address above, any underwriter or any dealer participating in the offering (Deutsche Bank Securities Inc., toll-free 1-800-503-4611; J.P. Morgan Securities Inc., 1-212-834-4533; and Morgan Stanley & Co. Incorporated, toll-free 1-866-718-1879).
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.

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Media Relations, London	Media Relations, Australia
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Ian Head
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Investor Relations, London	Investor Relations, Australia
Nigel Jones	Dave Skinner
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David Ovington	Simon Ellinor
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Jason Combes
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Email: questions@riotinto.com
Website: www.riotinto.com

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